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For Immediate Release

Astral and Bell Media reply to CRTC submissions

•	Uniting Astral and Bell Media strengthens Canadian broadcasting and enhances competition

•	Companies looking forward to CRTC hearing that begins May 6 in Montréal

•	Learn more about the benefits of the transaction at CanadiansDeserveMore.ca

MONTRÉAL, April 17, 2013 – Astral Media Inc. (Astral) and BCE Inc. (Bell) today submitted their response to interventions filed with the Canadian Radio-television and Telecommunications Commission (CRTC), part of the CRTC’s process to review the proposed transaction to unite Astral and Bell Media.

“Astral and Bell Media are happy to present our plan to deliver great new TV, radio and film content across all platforms and to enhance competition in a re-invigorated broadcasting system,” said Kevin Crull, President of Bell Media. “We appreciate the letters of support received from Canadian consumers, creators, and broadcast and cable companies, and we acknowledge those who question the transaction. We believe our plan fully addresses their concerns, and we look forward to detailing the benefits of the transaction during the CRTC’s public hearing in May.”

“Astral is proud of our long history of creating world-class content and world-class opportunities here in Québec and across Canada,” said Jacques Parisien, Executive Vice President and Chief Operating Officer of Astral. “By joining with Bell Media, we’ll build on that proud legacy, ensuring consumers and creators benefit from accelerated investment and innovation in new programming, especially in the French-language media marketplace.”

Under both an agreement with the Competition Bureau and their amended application to the CRTC, Astral and Bell Media will sell several Astral TV services. The divestitures include 100% of Astral’s English-language specialty TV services and 50% of its French-language specialty TV.

After selling a total of 11 Astral TV services, Bell Media would retain 8 Astral pay and specialty TV services – the French-language Super Écran, Cinépop, Canal Vie, Canal D, VRAK TV, and Ztélé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore.

“A primary focus for Bell Media is growth in Québec and the French-language media marketplace. Even after the sale of half of Astral’s French-language specialty TV services, Bell Media would increase its viewing share in this market to 22.6% – still less than the 31% viewing share enjoyed by Québecor, but a significant enhancement to market competition nevertheless,” said Mr. Crull. “All of these remaining English and French-language TV services are part of the Astral and Bell Media plan to increase consumer choice and service innovation in Canadian media.”

The principal opposition to Astral joining with Bell Media has come from some cable and telecom companies that compete with Bell, specifically because Astral and Bell Media are eager to inject fresh ideas, significant new investment, and more competition into Canadian media, especially in Québec.

These competitors, many of them large vertically integrated corporations, claim Astral and Bell Media will somehow restrict their access to content – despite the fact that both Astral and Bell Media already have long-term distribution and affiliation agreements in place with them. Bell Media is also subject to the CRTC’s rigorous Vertical Integration rules, which govern the relationship between broadcasters and distributors.

Recognizing the rapidly changing competitive landscape in a multi-platform, cross-border broadcasting universe, Bell Media was formed in 2011 to compete both with Canada’s established vertically integrated cable/broadcast companies and with fast-growing international broadcasters such as Netflix and Google. Bell Media’s plan to join with Astral was originally announced on March 16, 2012. After the CRTC’s rejection of Astral and Bell Media’s original application on October 18, 2012, the two companies filed a new application addressing the CRTC’s concerns on November 19, later amended to reflect terms in the March 4, 2013 consent agreement between Bell and the Competition Bureau.

Bell Media has also committed to a tangible benefits package of $174.64 million to develop and promote new French and English language TV, radio and film content, support emerging Canadian musical talent, and enable new media training and consumer participation initiatives in the Canadian broadcasting industry.

Bell Media will also retain Astral’s 2 rural over-the-air TV stations in British Columbia, CJDC in Dawson Creek and CFTK in Terrace, and Astral’s interest in the Viewer’s Choice Canada pay-per-view service. Astral and Bell Media have committed to keeping all local TV stations open and to maintaining their local programming.

Consistent with the CRTC’s policy on radio ownership, Bell is divesting 10 English-language radio stations. Because of the strong desire expressed by Montréal sports fans to retain TSN Radio 690 as an English-language sports station, Bell Media has requested permission to continue to operate TSN 690 as an English-language sports radio station.

Due to the need for regulatory approvals, Astral and Bell on November 19, 2012 extended the outside date for closing the transaction to June 1, 2013, with both Astral and Bell having the right to postpone it further to July 31, 2013.

CanadiansDeserveMore.ca
You can learn more about Astral and Bell Media at CanadiansDeserveMore.ca, the information portal for the transaction. The updated website outlines the benefits of a united Astral and Bell Media for consumers and the broadcast industry, with interactive features allowing visitors to view support for the transaction and get answers to questions about the proposal.

About Astral
Founded in 1961, Astral Media Inc. (TSX: ACM.A/ACM.B) is one of Canada’s largest media companies. It operates several media properties — pay and specialty television, radio, out-of-home advertising, and digital — that are among the most popular in the country. Astral plays a central role in community life across the country by offering diverse, rich, and vibrant programming that meets the tastes and needs of consumers and advertisers alike. To learn more about Astral, please visit Astral.com.

About Bell
Headquartered in Montréal since its founding in 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk Day anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of Astral Media Inc. and to the proposed sale of certain TV services and radio stations, certain benefits expected to result from the proposed transactions, BCE Inc.’s plans and objectives, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transactions referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transactions is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals, including approval by the CRTC and, in the case of certain of the proposed dispositions, the Competition Bureau. Accordingly, there can be no assurance that the proposed transactions will occur, or that they will occur on the terms and conditions currently contemplated by this news release. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the above-mentioned proposed transactions will be fully realized. For additional information with respect to certain of these and other assumptions and risks relating to the above-mentioned proposed transactions, please refer to BCE Inc.’s 2012 annual MD&A dated March 7, 2013, filed with the Canadian securities commissions (available at www.sedar.com) and filed, under Form 40-F, with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE Inc.’s website at www.bce.ca.

Media inquiries:
Jacqueline Michelis
Bell Media Relations
1 855-785-1427
jacqueline.michelis@bell.ca
@Bell—News

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca